SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6647N108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Poly Victory Investments Limited (“Poly”) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

13,364,141 ordinary shares. Beijing Tourism Group, as the ultimate sole shareholder of Poly, may also be deemed to have sole voting power with respect to 13,364,141 ordinary shares held by Poly.

6 SHARED VOTING POWER See Item 5

  7    SOLE DISPOSITIVE POWER

13,364,141 ordinary shares. Beijing Tourism Group, as the ultimate sole shareholder of Poly, may also be deemed to have sole dispositive power with respect to 13,364,141 ordinary shares held by Poly.

8 SHARED DISPOSITIVE POWER See Item 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,364,141 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Tourism Group (the “Holdco”) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER As the ultimate sole shareholder of Poly, the Holdco may be deemed to have sole voting power with respect to 13,364,141 ordinary shares held by Poly.
6 SHARED VOTING POWER See Item 5.
7 SOLE DISPOSITIVE POWER As the ultimate sole shareholder of Poly, the Holdco may be deemed to have sole dispositive power with respect to 13,364,141 ordinary shares held by Poly.
8 SHARED DISPOSITIVE POWER See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,364,141 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON* CO

ITEM 1(a).	NAME OF ISSUER:

Home Inns & Hotels Management Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Lane No. 421, Chang Ping Road, Jing An District Shanghai 200041 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Poly Victory Investments Limited Beijing Tourism Group

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Poly Victory Investments Limited is Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.

The business address of Beijing Tourism Group is No. 13 Xia Gong Fu, Dongcheng District, Beijing 100006, People’s Republic of China.

ITEM 2(c).	CITIZENSHIP:

The place of organization of Poly Victory Investments Limited is British Virgin Islands. The place of organization of Beijing Tourism Group is the People’s Republic of China.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G6647N108

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Poly Victory Investments Limited is the record owner of 13,364,141 ordinary shares of the Issuer. Beijing Tourism Group beneficially owns Poly Victory Investments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Beijing Tourism Group may be deemed to beneficially own all of the shares of the Issuer held by Poly Victory Investments Limited. Beijing Tourism Group is a state-owned enterprise in the People’s Republic of China.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Poly Victory Investments Limited	/s/ Yunxin Mei
Name: Yunxin Mei
Title: Chairman

Beijing Tourism Group	/s/ Yunxin Mei
Name: Yunxin Mei
Title: President

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement